SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X/A

APPOINTMENT OF AGENT FOR SERVICE OF
PROCESS AND UNDERTAKING

EXPLANATORY NOTE

     The Registrant is filing this Amendment to Form F-X to correct the address of the U.S. Agent for Service of Process previously appointed by the Registrant in connection with the previously filed Form 40-F filed by the Registrant with the Commission on February 5, 2019 and in connection with the concurrently filed Form 40-F/A filed by the Registrant with the Commission.

A.	Name of issuer or person filing ("Filer"): The Flowr Corporation

B.	(1)	This is (check one):

	[ ]	An original filing for the Filer.

	[ x ]	An amended filing for the Filer.

	(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S- T Rule 101(b)(9)

C.	Identify the filing in conjunction with which this form is being filed:

	Name of registrant:	The Flowr Corporation
	Form type:	Multiple forms as set forth below
	File number (if known):	001-38798
	Filed by:	The Flowr Corporation
	Date filed (if filed concurrently, so indicate):	Multiple dates as set forth below

Form Type:	Date filed (if filed concurrently, so indicate):

40-F	February 5, 2019

40-F/A	May 28, 2019

D.	The Filer is incorporated or organized under the laws of Ontario, Canada, and has its principal place of business at 461 King St West, Toronto, Ontario, M5V 1K4, Canada; telephone (647) 483-7065.

E.

Filer designates and appoints DL Services Inc. ("Agent"), located at 701 Fifth Avenue, Suite 6100, Seattle, Washington 98104-7043; telephone (206) 903-8800 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)

any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form 40-F on February 5, 2019 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.

The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Form 40-F; the securities to which the Form 40-F relates; and the transactions in such securities.

SIGNATURES

     The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Toronto, Ontario, Canada, on May 28, 2019.

THE FLOWR CORPORATION

By:	/s/ Alex Dann
Name:	Alex Dann
Title:	Chief Financial Officer

     This statement has been signed by the following person in the capacity indicated on May 28, 2019.

DL SERVICES INC.
as Agent for Service of Process for The Flowr Corporation

By:	/s/ Sheri Berndt-Smith
Name:	Sheri Berndt-Smith
Title:	Vice President